K&L GATES LLP 4 EMBARCADERO CENTER SUITE 1200 SAN FRANCISCO, CA 94111-5994 T 415.882.8200 F 415.882.8220

December 9, 2013

VIA EDGAR

Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E., Mail Stop 3010
Washington, D.C. 20549

Attention:	Tom Kluck Erin Martin

RE:	Merk Gold Trust Amendment No. 1 to Registration Statement on Form S-1 Filed April 8, 2013 File No. 333-180868

Dear Mr. Kluck:

On behalf of our client, Merk Gold Trust (the “Trust”), set forth below are responses to the comments of the Staff of the Division of Corporation Finance (the “Staff”) that were set forth in your letter dated May 7, 2013, regarding Amendment No. 1 to the Trust’s Registration Statement on Form S-1 (the “Registration Statement”). In connection with this letter responding to the Staff’s comments, the Trust is filing Amendment No. 2 to the Registration Statement (“Amendment No. 2”), and is making available courtesy copies of such Amendment No. 2 marked to show changes from the Registration Statement as filed on April 8, 2013.  Capitalized terms used but not defined herein have the meanings specified in the Registration Statement.  We note that the Financial Industry Regulatory Authority (“FINRA”) has not yet formally completed its review of the compensation payable to the FINRA member participating in the offering, but that such review is expected to be completed shortly after the filing of Amendment No. 2.

For your convenience, the Staff’s comments are set forth in bold, followed by responses on behalf of the Trust. All page or section references in the responses set forth below refer to pages or sections of Amendment No. 2.

Mr. Kluck
Securities and Exchange Commission
December 9, 2013

General

1.
We note your response to comment 4 in our letter dated May 17, 2012 where you state that the trust does not have any “directors, executive officers, promoters, control persons, beneficial owners or affiliated persons.” We further note your disclosure that that both the sponsor and trustee have authority to manage the trust with the latter responsible for the day-to-day administration of the trust. As such, to the extent not already disclosed, please provide the information required by Items 401, 403 and 404 of Regulation S-K for persons who perform policy-making functions typically performed by an executive officer and/or person who performs the functions typically performed by a director on behalf of the registrant. Please refer to Rule 405 of Regulation for further guidance.

Response: The Trust acknowledges the Staff's comment but notes that the Trust is not actively managed. The Trust’s primary objective is to provide investors with an opportunity to invest in gold through the shares and be able to take delivery of gold in exchange for their shares. The Trust’s secondary objective is for the shares to reflect the performance of the price of gold less the expenses of the Trust’s operations. Because the Trust is a grantor trust and is not actively managed, it does not have officers or directors, as might be the case for a traditional operating company. Instead, the Trust engages service providers to manage and facilitate the operations of the Trust but, because its operations are governed by its operative documents, it does not have individuals who would perform typical policy-making functions.

The Trustee is responsible for the day-to-day administration of the Trust, but these activities are limited and strictly proscribed by the terms of the Depositary Trust Agreement. As disclosed in the Prospectus, the Trustee’s responsibilities include: (1) valuing the Trust’s gold and calculating the net asset value per share of the Trust; (2) supplying inventory information to the Sponsor for the Trust’s website; (3) receiving and processing orders from Authorized Participants for the creation and redemption of Baskets; (4) coordinating the processing of orders from Authorized Participants with the Custodian and The Depository Trust Company (DTC), including coordinating with the Custodian the receipt of gold transferred to the Trust in connection with each issuance of Baskets; (5) cooperating with the Sponsor, the precious metals dealer and the Custodian in connection with the delivery of physical gold to Delivery Applicants in exchange for their shares; (6) issuing and allocating shares to the Sponsor in lieu of paying the fee to compensate the Sponsor (Sponsor’s Fee) in cash; (7) issuing and allocating shares to the Sponsor to reimburse cash payments owed by the Trust, but undertaken by the Sponsor; (8) selling gold pursuant to the Sponsor’s direction or otherwise as needed to pay any extraordinary Trust expenses that are not assumed by the Sponsor; (9) holding the Trust’s cash and other financial assets, if any; (10) when appropriate, making distributions of cash or other property to investors; and (11) receiving and reviewing reports on the custody of and transactions in gold from the

Mr. Kluck
Securities and Exchange Commission
December 9, 2013

Custodian and taking such other actions in connection with the custody of gold as the Sponsor instructs. As such, the Trustee provides purely administrative functions and neither the Trustee nor its personnel serve in a policy-making capacity such that disclosure responsive to Items 401, 403 and 404 of Regulation S-K would be appropriate.

Likewise, the Sponsor’s role is limited with respect to the Trust. As disclosed in the Prospectus, the Sponsor: (1) will develop a marketing plan for the Trust on an ongoing basis; (2) will prepare marketing materials regarding the shares; (3) will maintain the Trust’s website; (4) may engage in over-the-counter transactions with a precious metals dealer to convert the Trust’s gold into gold of different specifications as requested by a Delivery Applicant in a Delivery Application; (5) may provide instructions for assaying gold, and other instructions relating to the custody of Gold, as necessary; (6) may request the Trustee to order Custodian audits (to the extent permitted under the Custody Agreement); and (7) will review Delivery Applications from Delivery Applicants who want to take delivery of physical gold for their shares and coordinate the delivery of physical gold to the Delivery Applicant. These functions largely relate to the marketing of the Trust and its operations, but do not enable the Sponsor to make policy-making decisions that impact the value of a shareholder’s investment. As noted in the Prospectus, the Trust does not sell gold at times when its price is high, or acquire gold at low prices in the expectation of future price increases; the Trust also does not make use of any of the hedging techniques available to professional gold investors to attempt to reduce the risks of losses resulting from price decreases. As such, the value of an investment in the Trust is directly related to the value of gold, and not any policy-making decisions of the Sponsor or its personnel, such that disclosure responsive to Items 401, 403 and 404 of Regulation S-K would be appropriate.

Nevertheless, the Trust notes that it has included relevant information in the Prospectus that corresponds to information that would be responsive to Items 403 and 404, as applicable. For beneficial ownership, the disclosure describes the Sponsor’s future ownership through its receipt of shares for its fee under “Description of the Trust – Trust Expenses” and “– Impact of Trust Expenses on the Trust’s Net Asset Value” as well as the impact of that share ownership over time in the hypothetical expense example that follows the latter section. Moreover, under “Sponsor,” the disclosure notes the role of the Sponsor and its relationship with the Trust.

2.
We note your response to comment 5 of our comment letter dated May 17, 2012. Please revise your prospectus to clarify that you have elected not to qualify as an emerging growth company as defined by the Jumpstart Our Business Startups Act. Please also revise to clarify, if true, that you have elected to opt out of the extended transition period for complying with new or revised accounting standards pursuant to Section 107(b) and that the election is irrevocable.

Mr. Kluck
Securities and Exchange Commission
December 9, 2013

Response: The Trust acknowledges the Staff’s comment and has added disclosure on the cover page about its election not to qualify as an “emerging growth company,” and has added disclosure in the Prospectus Summary about such election and the election to opt out of the extended transition period for complying with new or revised accounting standards pursuant to Section 107(b). Thus, the following disclosure has been added to the Prospectus Summary:

Emerging Growth Company Status

The Trust is an “emerging growth company,” as defined in the JOBS Act, and is eligible to take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not “emerging growth companies” including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act of 2002 and reduced disclosure obligations that are not otherwise applicable to the Trust. In addition, Section 107 of the JOBS Act also provides that an “emerging growth company” can take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards. In other words, an “emerging growth company” can delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. However, the Trust is choosing to “opt out” of such extended transition period, and as a result, will comply with new or revised accounting standards on the relevant dates on which adoption of such standards is required for non-emerging growth companies. Section 107 of the JOBS Act provides that the decision to opt out of the extended transition period for complying with new or revised accounting standards is irrevocable.

3.	To the extent you intend to use a fact sheet, please provide us with a copy for our review.

Response: A copy of the draft fact sheet is attached to this letter. In addition, the Trust intends to file a copy of the fact sheet as an exhibit to the Registration Statement.

Prospectus Summary

4.	Please identify the “third-party broker” with whom the sponsor has entered into a services agreement and include such entity in the chart on page 4.

Response: The Trust acknowledges the Staff’s comment and has revised the disclosure in the Prospectus Summary to include further information about the services provided by the broker-dealer, Foreside Fund Services, LLC (“Foreside”). As noted in the disclosure, which

Mr. Kluck
Securities and Exchange Commission
December 9, 2013

previously appeared later in the Prospectus, Foreside assists the Sponsor by providing training to and oversight of certain of the Sponsor’s employees concerning the preparation of marketing material and regulatory requirements for such material, reviewing such material when requested and making other educational programs available to the Sponsor’s employees. The disclosure has also been expanded later in the Prospectus to describe the compensation arrangements between the Sponsor and Foreside. While Foreside is a registered broker-dealer, its services differ from those provided by, for example, an underwriter through which Trust shares can be purchased, and Foreside will not purchase shares from the Trust for resale to investors. As such, the Trust does not believe that adding Foreside to the chart showing the structure of the Trust provides meaningful disclosure. Indeed, if the inclusion of Foreside on the chart suggests that Foreside will be reselling shares to the public or underwriting the offering of shares, which is not the case, the addition may lead to potential confusion.

5.
We note that the custodian is responsible for the safekeeping of the trust’s gold. Please revise your disclosure to clarify whether the locations of the warehouses where the custodian intends to keep the gold are diversified and provide information regarding the controls that are in place to ensure that the gold is safe and the inspection rights, if any, that the trustee and sponsor with respect to the gold.

Response: The Trust acknowledges the Staff’s comment and has added disclosure indicating the vault premises where the gold will be held and the audit or inspection rights agreed to by the Custodian to ensure the safekeeping of the gold. Thus, the following disclosure has been added to the Prospectus Summary, with corresponding disclosure added to the description of the Custodian:

Unless otherwise agreed between the Trustee and the Custodian, physical gold must be held by the Custodian at its London vault premises. The Trust’s gold holdings are subject to periodic audits and, under the Custody Agreement, the Custodian has agreed to permit physical gold auditors access to its premises during normal business hours to examine the gold held for the Trust and such records as they reasonably require.

Risk Factors, page 12

6.
We note your response to comment 13 in our letter dated May 17, 2012. Please include a risk factor that quantifies the amount of profit required for the value of a share at the end of the first year to equal the initial selling price.

Response: The Trust acknowledges the Staff’s comment and has expanded its risk factor entitled “Payment of the Sponsor’s Fee in Shares and the Sale of Gold by the Trust May Cause a Decline in the Value of the Shares” to include an example illustrating the increase

Mr. Kluck
Securities and Exchange Commission
December 9, 2013

in the price of gold required for a shareholder’s shares to maintain the same value as the purchase price. Thus, the following disclosure has been added to the noted risk factor:

For example, assuming the Trust has not incurred fees or expenses in excess of the amount the Sponsor has agreed to bear and the shares trade at the same price as the Trust’s net asset value, the price of the gold represented by your shares would need to increase by the amount of the Sponsor’s Fee between the date of your purchase and one year later so that your shares would have the same value on both dates, not including any transaction costs you may incur to purchase your shares. The Sponsor’s Fee is currently 0.40% of the net asset value of the Trust.

Taking Delivery of Gold Bars, page 39

7.	Please clarify the potential circumstances under which the sponsor may waive or reduce processing fees as disclosed on page 41 of the prospectus.

Response: The Trust acknowledges the Staff’s comment and has added disclosure indicating the potential circumstances under which the Sponsor may waive or reduce processing fees from time to time. Thus, the following disclosure has been added to the Prospectus:

Any waiver or reduction in applicable Processing Fees will be published on the Trust’s website and available to any eligible Delivery Applicant. Although waivers or reductions in Processing Fees are not currently available, in the future, waivers or reductions may apply during certain limited time periods, for Delivery Applicants seeking particular types of gold (i.e., coins or bars), or for Delivery Applicants completing multiple Delivery Applications over proscribed time periods. Because Processing Fees are not paid by the Trust, they do not impact the value of gold held by the Trust.

***

Should you request further clarification of any of the issues raised in this letter or the Registration Statement, please contact the undersigned at (415) 249-1053.

Very truly yours, /s/ Kurt J. Decko

Mr. Kluck
Securities and Exchange Commission
December 9, 2013

Kurt J. Decko

cc:	Axel Merk Merk Investments LLC